December 5, 2005

Via Facsimile ((305) 789-3395) and U.S. Mail

Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson , P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130

	Re:	IVAX Corporation
		Schedule TO-I
		Filed November 23, 2005
		File No. 005-37214

Dear Ms. Miller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 4. Terms of the Transaction
1. With respect to your disclosure in subsection (b), please tell us why you need to qualify your disclosure "to the best [of you] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the disclosure in Item 8(a) of this Schedule.

Exhibit (a)(5(i)
2. On page 2 of your press release you stated that the discussion therein contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Notice of Change in Control and Offer to Purchase

Notice of Change in Control
3. We note that your offer expires on December 23, 2005 but you will only purchase tendered securities on January 9, 2006. We also note in the section "The Offer - Acceptance of Notes for Payment" that you will accept for payment the tendered securities on January 9. Please provide us your analysis for how this procedure complies with Rule 13e-4(f)(5). Alternatively, revise your disclosure throughout the offer document to comply with that rule.
4. We note your disclosure in the third paragraph of this notice that the supplemental indenture will be executed upon "consummation of the
Merger." Please tell us, with a view toward revised disclosure, when you expect the merger to be completed.

Summary Term Sheet, page 1
5. Refer to the disclosure under the question "Until what time can I withdraw previously tendered Notes?" Please specify the date that is
40 days from the commencement of the offer.
Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson , P.A.
December 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE